September 25, 2025

Stephen Silver
Chief Executive Officer
Evolution Global Acquisition Corp
2727 LBJ Freeway Suite 1010
Farmers Branch, TX 75234

       Re: Evolution Global Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-289152
Dear Stephen Silver:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your revised disclosures in response to prior comment 1, including that a non-managing sponsor investor has expressed an interest in purchasing units in the public offering and that such investor will have different interests than your public shareholders. As previously stated, please further revise your disclosure to clarify that the non-managing sponsor will have an incentive to vote in favor of the business combination, regardless of the number of shares owned, because of such investor's ownership of non-managing sponsor membership interests and private placement warrants. Also revise to state any amount of units that such investor has expressed an interest in purchasing in the public offering.
 September 25, 2025
Page 2
2. We note your disclosure that you will pay an advisory fee to Evolution Capital Pty
       Ltd and Stephen Silver up to $400,000 for management consulting and advisory services. Please disclose this on your cover page. Refer to Item 1602(a)(3) of
       Regulation S-K. Please clarify in an appropriate section if this may be paid to Mr.
       Silver in addition to any finders fees, and clarify the different services from management that they will be providing to receive these payments and whether there are any conditions to this payment. Please also revise your conflicts discussion beginning on page 41 to include this fee. Refer to Item 1602(b)(7) of Regulation S-K.
       We also note your disclosure in footnote 2 to your use of proceeds table that you have excluded this amount. Please revise the table to include this advisory fee, or explain why it should be excluded.
3. You state on the cover page and elsewhere that the 25% anti-dilution adjustment excludes the private placement shares but you also have revised disclosures elsewhere in your prospectus stating that the anti-dilution adjustment does not exclude the private placement shares. Please revise to reconcile.
Risk Factors
We may only be able to complete one business combination with the proceeds..., page 68

4. We note your disclosure stating the net proceeds from this offering and the private placement of warrants are expected to provide you with $92 million if the
       underwriters    over-allotment option is exercised in full. Please
reconcile this amount
       with the net proceeds disclosures in the Use of Proceeds section on page 100, or revise for accuracy.
Dilution, page 104

5. We note your response to our prior comment 8. Your revisions appear to be limited to the exercise of warrants upon the conversion of working capital loans converted into private placement warrants, and not related to the broader exercise of the public and private warrants. As such, we reissue our prior comment. Please expand your narrative disclosure on page 104 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the exercise of the public and private warrants, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K. September 25, 2025
Page 3

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Julia Aryeh, Esq.